UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-31705
NOTIFICATION OF LATE FILING	CUSIP NUMBER 37445J103

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

	For Period Ended:			June 30, 2023

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GHST World Inc.
Full Name of Registrant.

Not applicable.
Former Name if Applicable

667 Madison Avenue 5th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10065
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

GHST World Inc. (the “Company”) is unable to file the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended June 30, 2023 (“FY 2023”) in a timely manner without unreasonable effort or expense, since a re-audit is required for the fiscal year ended June 30, 2022 (“FY 2022”). This is because the Company’s former auditor which conducted the prior audit of that fiscal year, Ciro E. Adams, CPA, LLC, had its registration revoked by the Public Company Accounting Oversight Board (“PCAOB”). As a result of this development, the Company is in the process of obtaining a new audit of FY 2022 from its current auditor, Salberg & Company, P.A. The Company understands from its current auditor that the new audit will result in restatements to certain of its financial statements previously issued for FY 2022, as described in more detail below. The Company expects to file the Form 10-K on or prior the 15th calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	(561)	471-3507
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☑	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the re-audit of the Company’s financial statements for FY 2022 as described above, the Company is anticipating certain material adjustments to such financial statements, including a significant increase in its net loss for FY 2022 to approximately $3,987,000 relative to the Company’s previous FY 2022 financial statements included in the Company’s Annual Report on Form 10-K for FY 2022 which reflected a net loss of $151,885, as well as when compared to the estimated financial statements for FY 2023 which are estimated to reflect a net loss of approximately $116,000. The principal reason for the anticipated difference in operating results is a non-cash expense arising from the issuance of approximately 118,663,761 shares of common stock during FY 2022 in satisfaction of indebtedness at an average price per share of $0.00185, below the fair market value of the shares.

Except as described above, the Company does not anticipate significant changes in its operating results, although the expected results of operation described above are subject to change as the preparation of the financial statements for the FY 2023 and FY 2022 to be included in the Company’s Annual Report on Form 10-K for FY 2023 remains ongoing.

GHST World Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2023	By:	/s/Edoardo Riboli
Edoardo Riboli Chief Executive Officer